Exhibit A

Press Release
Ceragon Reports Fourth Quarter 2011 – February 28, 2012

CERAGON NETWORKS REPORTS FOURTH QUARTER AND YEAR-END 2011 FINANCIAL RESULTS

Full year revenues reach a record $445.3 million;
improves gross margin and profitability quarter over quarter

Paramus, New Jersey, February 28, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the fourth quarter which ended December 31, 2011.

Revenues for the fourth quarter of 2011 reached $118.5 million, up 77% from $67.0 million for the fourth quarter of 2010, and up 2% from $116.1 million in the third quarter of 2011.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2011 was ($8.2) million or $(0.23) per basic share and diluted share, compared to net income of $3.8 million in the fourth quarter of 2010, or $0.11 per basic share and $0.10 per diluted share.

On a non-GAAP basis, net income for the fourth quarter, excluding (a) $2.0 million of equity-based compensation expenses, and (b) $8.4 million charges related to the Nera acquisition and integration plan, was $2.3 million, or $0.06 per basic share and diluted share. Non-GAAP net income for the fourth quarter of 2010 was $6.1 million, or $0.17 per basic and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Revenues for the full year of 2011 were $445.3 million, up 78% from $249.9 million in 2010. Net loss on a GAAP basis for 2011 was $(53.7) million or $(1.49) per basic share and diluted share. Net income for the year 2010 was $14.1 million or $0.40 per basic share and $0.38 per diluted share.

On a non-GAAP basis, net income for 2011, excluding (a) $6.6 million of equity-based compensation expenses, and (b) $47.5 million charges related to the Nera acquisition and integration plan, was $400,000 or $0.01 per basic share and diluted share. Net income for the year 2010 was $20.2 million, or $0.58 per basic share and $0.55 per diluted share.

Gross margin on a GAAP basis in the fourth quarter of 2011 was 29.0% of revenues. Gross margin on a non-GAAP basis in the fourth quarter was 33.0% of revenues.

Operating loss on a GAAP basis in the fourth quarter of 2011 was ($7.0) million. On a non-GAAP basis operating income in the fourth quarter of 2011 was $3.4 million.

Cash and cash investments at the end of the quarter were $49.5 million.

“As a result of our continued strong execution, we reported higher revenues, gross margin and profitability for the fourth quarter,” said Ira Palti, President and CEO of Ceragon. “I am delighted to report that the integration of the Nera business is complete. We believe our decision to seize the first-mover advantage in the latest round of industry consolidation, combined with the rapid integration, positions us to continue to grow and to gain market share as the #1 wireless backhaul specialist.

“We expect revenues in Q1 to be similar to the fourth quarter, as macroeconomic and political concerns weigh on operators’ plans in several regions,” continued Mr. Palti. “We have recently added new customers and, with other tangible reasons to expect bookings to increase, our outlook for the year continues to call for moderate growth of 10-12% for 2012. With improvement as the year progresses, our goal is to exit 2012 with gross margin in the mid-30’s and a non-GAAP operating margin of 8%-9%.”

Supplemental revenue breakouts:

Geographical breakdown, fourth quarter of 2011:

•	Europe:	24%

•	Africa:	21%

•	North America:	8%

•	Latin America:	21%

•	India:	10%

•	APAC:	16%

A conference call will follow, beginning at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling (800) 398-9402, or international +1(612) 332-0720 from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0  selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701     (International) +1(320) 365-3844, Access Code: 231788.

A replay of both the call and the webcast will be available through March 28, 2012.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. +1 (201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Join the Discussion:

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .

Use of non-GAAP Measures:
This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors

*   *   *

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52-830-6419
Office (Int’l):  +972 (0) 3-5431-132
Office (US): +1 (201|) 406-1037
yoell@ceragon.com

Ceragon Reports Fourth Quarter and Year End 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31		Year ended December 31,
	2011	2010	2011	2010

Revenues	$118,487	$66,983	$445,269	$249,852
Cost of revenues	84,096	42,225	323,191	160,470

Gross profit	34,391	24,758	122,078	89,382

Operating expenses:
Research and development, net	12,534	6,732	50,456	25,115
Selling and marketing	20,540	9,641	81,716	37,179
General and administrative	8,337	3,612	26,524	12,328
Restructuring costs	-	-	7,834	-
Acquisition related costs	-	775	4,919	775

Total operating expenses	$41,411	$20,760	$171,449	$75,397

Operating profit (loss)	(7,020)	3,998	(49,371)	13,985

Financial income (expenses), net	(1,024)	124	(2,024)	1,255

Income (loss) before taxes	(8,044)	4,122	(51,395)	15,240

Taxes on income	123	304	2,259	1,178

Net Income (loss)	$(8,167)	$3,818	$(53,654)	$14,062

Basic net earnings (loss) per share	$(0.23)	$0.11	$(1.49)	$0.40

Diluted net earnings (loss) per share	$(0.23)	$0.10	$(1.49)	$0.38

Weighted average number of shares used in computing basic net earnings (loss) per share	36,241,106	35,106,882	35,975,434	34,854,657

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,241,106	36,995,821	35,975,434	36,564,830

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Ceragon Reports Fourth Quarter and Year End 2011 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2011	December 31, 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,991	$37,725
Short-term bank deposits	7,159	23,357
Marketable securities	9,665	7,363
Trade receivables, net	143,247	88,074
Deferred taxes, net	6,874	4,057
Other accounts receivable and prepaid expenses	37,281	15,425
Inventories	93,465	65,921

Total current assets	326,682	241,922

LONG-TERM INVESTMENTS:
Long-term marketable securities	3,716	13,088
Severance pay funds and pension	6,360	6,039

Total long-term investments	10,076	19,127

OTHER ASSETS:
Long-term receivables	5,257	-
Deferred taxes, net	10,266	8,829
Goodwill and intangible assets, net	28,032	1,093

Total other assets	43,555	9,922

PROPERTY AND EQUIPMENT, NET	30,573	16,211

Total assets	$410,886	$287,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$8,232	$-
Trade payables	77,395	40,537
Deferred revenues	38,308	20,661
Other accounts payable and accrued expenses	47,309	13,215

Total current liabilities	171,244	74,413

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	26,768	-
Accrued severance pay and pension	11,996	8,600
Other long term payables	39,827	-
	78,591	8,600
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	95
Additional paid-in capital	311,911	300,875
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income (loss)	(343)	159
Accumulated deficits	(130,523)	(76,869)

Total shareholders' equity	161,051	204,169

Total liabilities and shareholders' equity	$410,886	$287,182

Ceragon Reports Fourth Quarter and Year End 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Cash flow from operating activities:
Net income (loss)	$(8,167)	$3,818	$(53,654)	$14,062
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization	4,497	1,321	14,393	4,712
Stock-based compensation expense	2,031	1,541	6,564	4,207
Decrease (Increase) in trade and other receivables, net	6,930	(25,744)	3,440	(27,229)
Decrease (Increase) in inventory, net of write off	7,617	(4,071)	40,643	4
Increase (decrease) in trade payables and accrued liabilities	(4,756)	20,084	(20,650)	(8,323)
Increase (decrease) in deferred revenues	(42)	7,902	(11,925)	2,113
Increase in deferred tax asset, net	(1,269)	(114)	(1,237)	(469)
Other adjustments	595	191	2,301	226
Net cash provided by (used in) operating activities	$7,436	$4,928	$(20,125)	$(10,697)

Cash flow from investing activities:
Purchase of property and equipment ,net	(4,696)	(2,083)	(14,447)	(9,798)
Payment for business acquisition *)	-	-	(42,405)	(1,232)
Investment in short and long-term bank deposit	-	(1,972)	(7,304)	(13,754)
Proceeds from short and long-term bank deposits	2,368	6,580	25,664	31,680
Investment in held-to-maturity marketable securities	-	-	-	(18,339)
Proceeds and maturities of held-to-maturity and available-for-sale marketable securities	201	9,091	10,459	16,591
Net cash provided by (used in) investing activities	$(2,127)	$11,616	$(28,033)	$5,148

Cash flow from financing activities:
Proceeds from exercise of options	518	1,635	4,474	4,935
Long term bank loan raised in connection with business acquisition	-	-	35,000	-
Net cash provided by financing activities	$518	$1,635	$39,474	$4,935

Translation adjustments on cash and cash equivalents	$223	$-	$(50)	$-
Increase (Decrease) in cash and cash equivalents	$6,050	$18,179	$(8,734)	$(614)
Cash and cash equivalents at the beginning of the period	22,941	19,546	37,725	38,339
Cash and cash equivalents at the end of the period	$28,991	$37,725	$28,991	$37,725

*) Excluding cash and cash equivalents

Ceragon Reports Fourth Quarter and Year End 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$118,487			$118,487	$66,983
Cost of revenues	84,096	4,740	(a)	79,356	42,142

Gross profit	34,391			39,131	24,841

Operating expenses:
Research and development, net	12,534	626	(b)	11,908	6,471
Selling and marketing	20,540	2,604	(c)	17,936	9,402
General and administrative	8,337	2,465	(d)	5,872	2,654

Total operating expenses	$41,411			$35,716	$18,527

Operating profit (loss)	(7,020)			3,415	6,314

Financial income (expenses), net	(1,024)			(1,024)	124

Income (loss) before taxes	(8,044)			2,391	6,438

Taxes on income	123			123	304

Net income (loss)	$(8,167)			$2,268	$6,134

Basic net earnings (loss) per share	$(0.23)			$0.06	$0.17

Diluted net earnings (loss) per share	$(0.23)			$0.06	$0.17

Weighted average number of shares used in computing basic net earnings (loss) per share	36,241,106			36,241,106	35,106,882

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,241,106			37,504,556	36,995,821

Total adjustments		10,435

(a)
Cost of revenues includes $0.4 million of amortization of purchased intangible assets, $2.8 million of inventory step-up, $0.1 million of stock based compensation expenses and $1.5 million of integration plan related costs in the three months ended December 31, 2011.

(b)	Research and development expenses include $0.2 million of integration plan related costs and $0.4 million of stock based compensation expenses in the three months ended December 31, 2011.
(c)
Selling and marketing expenses includes $1.1 million of amortization of purchased intangible assets, $0.8 million of integration plan related costs and $0.7 million of stock based compensation expenses in the three months endedDecember 31, 2011.

(d)	General and administration expenses includes $1.6 million of integration plan related costs and $0.8 million of stock based compensation expenses in the three months ended December 31, 2011.

Ceragon Reports Fourth Quarter and Year End 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$445,269			$445,269	$249,852
Cost of revenues	323,191	22,207	(a)	300,984	160,155
Gross profit	122,078			144,285	89,697

Operating expenses:
Research and development, net	50,456	4,031	(b)	46,425	23,151
Selling and marketing	81,716	10,030	(c)	71,686	36,002
General and administrative	26,524	5,040	(d)	21,484	10,427
Restructuring costs	7,834	7,834		-	-
Acquisition related costs	4,919	4,919		-	-

Total operating expenses	$171,449			$139,595	69,580

Operating profit (loss)	(49,371)			4,690	20,117

Financial income (expenses), net	(2,024)			(2,024)	1,255

Income (loss) before taxes	(51,395)			2,666	21,372

Taxes on income	2,259			2,259	1,178

Net income (loss)	$(53,654)			$407	$20,194

Basic net earnings (loss) per share	$(1.49)			$0.01	$0.58

Diluted net earnings (loss) per share	$(1.49)			$0.01	$0.55

Weighted average number of shares used in computing basic net earnings (loss) per share	35,975,434			35,975,434	34,854,657

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,975,434			37,522,665	36,564,830

Total adjustments		54,061

(a)
Cost of revenues includes $1.2 million of amortization of purchased intangible assets, $15.4 million of inventory step-up, $0.3 million of stock based compensation expenses and $5.3 million of integration plan related costs in the year ended December 31, 2011.

(b)	Research and development expenses include $2.5 million of integration plan related costs and $1.5 million of stock based compensation expenses in the year ended December 31, 2011.
(c)
Selling and marketing expenses includes $3.0 million of amortization of purchased intangible assets, $4.6 million of integration plan related costs and $2.5 million of stock based compensation expenses in the year ended December 31, 2011.

(d)	General and administration expenses include $2.7 million of integration plan related costs and $2.3 million of stock based compensation expenses in the year ended December 31, 2011.

Ceragon Reports Fourth Quarter and Year End 2011 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING PROFIT (LOSS)
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Year ended
	December 31, 2011

Reported GAAP net operating loss	(7,020)	(49,371)

Stock based compensation expenses	2,031	6,564
Amortization of purchased intangible assets	1,457	4,162
Inventory step up	2,815	15,442
Integration plan related costs	4,132	15,140
Restructuring costs	-	7,834
Acquisition related costs	-	4,919

Non-GAAP net operating profit	3,415	4,690

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Ceragon Reports Fourth Quarter 2011 Results

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52-830-6419
Office (Int’l):  +972 (0) 3-5431-132
Office (US): +1 (201|) 406-1037
yoell@ceragon.com